Northern Dynasty Completes Prospectus to Clear Special Warrants

November 9, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that further to the Company’s news releases of August 31, 2015 and September 10, 2015 announcing the completion of two tranches of fundraising, resulting in the sale of a total of 37,600,000 special warrants to raise of $15,002,400, the Company has now received a receipt from the relevant Canadian securities regulators for the final short form prospectus qualifying the distribution of the 37,600,000 common shares (the "Common Shares") of the Company issuable upon exercise of the special warrants. A copy of prospectus can be downloaded from www.sedar.com. Accordingly, these Common Shares when issued in accordance with the terms and conditions of the special warrant certificates will not be subject to resale restrictions in Canada. All special warrants will be automatically exercised at 4:00 p.m. on November 13, 2015 and such holders will automatically receive the underlying Common Shares without any further action on their part.

The issuance of the Common Shares by the Company has not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and such Common Shares will be issued pursuant to available exemptions from registration. The Company has filed a registration statement under the U.S. Securities Act to register the resale of Common Shares to be issued to certain U.S. holders of the special warrants. The registration statement has not yet been declared effected by the United States Securities and Exchange Commission.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its annual Form 40-F filing with the United States Securities and Exchange Commission.